UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 23)

                                IA GLOBAL, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  44920E 10 4
                                 (CUSIP Number)

                                  Hiroki Isobe
                           PB Asset Management, Inc.
    7-5-45-502 Akasaka, Minato-ku, Tokyo, 107-0052 Japan 011-81-3-5510-9850
                  Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 26, 2010
             Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13D-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         INTER ASSET JAPAN LBO NO. 1 FUND ("IAJ LBO Fund")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               0 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          0 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       0%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 3
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         PBAA Fund Ltd. ("PBAA")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               22,770,819 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          22,770,819 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,770,819 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       7.5%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 4
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Terra Firma Fund Ltd. ("Terra Firma")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               11,000,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          11,000,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,000,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        3.6%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 5
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         IA Turkey Equity Portfolio Ltd ("IA Turkey")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               2,500,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          2,500,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,500,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        0.8%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 6
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         INTER ASSET JAPAN CO LTD ("IAJ")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               0 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          0 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        0%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         CO
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 7
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         HIROKI ISOBE
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         PF
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________

   NUMBER OF        7      SOLE VOTING POWER               41,464,966 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          41,464,966 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         41,464,966 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       13.6%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 23 to Schedule 13D ("Amendment No. 23") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of IA Global, Inc., a Delaware corporation formerly known as Medium4.com, Inc. (the "Issuer"), whose principal executive office is located at 101 California Street, Suite 2450, San Francisco, California 94111. The principal executive officer is Brian Hoekstra, Chief Executive Officer.

     This Amendment No. 23 gives notice of (i) 23,036,896 shares net of Common Stock of IAJ LBO that were acquired by Minoru Yamashita on April 15, 2010 from a loan default by IAJ LBO, (ii) 11,580,000 shares of Common Stock of IAJ LBO that were acquired by Shousaku Kotaoka from a loan default by IAJ LBO, (3) 2,200,000 shares of Common Stock acquired from IAJ LBO, 5,000,000 shares of Common Stock acquired from IAJ LBO, 1,333,333 shares of Common Stock acquired from PBAA and 2,100,000 shares acquired from Terra Firma by RXR Cross Border Investment Un on April 15, 2010 related to loan defaults and (iv) 10,000,000 shares of Common Stock acquired by Miyako Tokai on April 15, 2010.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 23 is being filed pursuant to Rule 13D-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") jointly by (a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IAJ; (e) IA Turkey; and (f) Mr. Isobe. IAJ LBO Fund is an open ended limited liability investment company incorporated in Japan as a private fund. PBAA, Terra Firma and IA Turkey are each an open ended limited liability investment company incorporated in the British Virgin Islands as a private fund. IAJ is a limited liability company incorporated in Japan. Mr. Isobe is a citizen of Japan.

     Information with respect to each Reporting Person is given solely by such Reporting Person; no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13D-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

     The sole general partner of IAJ LBO Fund is IAJ. The general partner of IAJ (the "IAJ General Partner") is a venture capital company. The person in control of the IAJ General Partner is Hiroki Isobe, a citizen of Japan. The principal occupation of Mr. Isobe is serving as President of the IAJ General Partner.

     The authorized share capital of PBAA is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Mr. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of PBAA and have no right to vote on matters submitted to PBAA's shareholders.

     The authorized share capital of Terra Firma is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Mr. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of Terra Firma and have no right to vote on matters submitted to Terra Firma's shareholders.

     The authorized share capital of IA Turkey is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Mr. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of IA Turkey and have no right to vote on matters submitted to IA Turkey's shareholders.

     Inter Asset Management Europe Ltd. ("IA Management"), the investment manager of Terra Firma, PBAA, and IA Turkey controls the investment portfolio of Terra Firma, PBAA and IA Turkey. Mr. Isobe has ultimate control of IA Management, as lead manager, and his principal occupation is serving as financial advisor to PBAA, Terra Firma, IAJ and other international investment funds. The sole director of IA Management is Mr. Isobe.

     The principal business address of IAJ LBO Fund, IAJ, IAJ General Partner, Mr. Isobe is 7-5-45-502 Akasaka, Minato-ku, Tokyo, 107-0052 Japan. The principal business address of PBAA, Terra Firma and IA Management is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. The principal business address of IA Turkey is Mill Mall, Suite 6 Wickhams Cay, PO Box 3085, Road Town, Tortola, British Virgin Islands.

     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner or IA Management, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, or IA Management, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information in this Item 3 is supplemental, relates only to the transactions described in this Amendment, and is not a complete restatement of
Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

     The information in this Item 4 is supplemental, relates only to the transactions described in this Amendment No. 23, and is not a complete restatement of Item 4.

     This Amendment No. 23 gives notice of (i) 23,036,896 shares net of Common Stock of IAJ LBO that were acquired by Minoru Yamashita on April 15, 2010 from a loan default by IAJ LBO, (ii) 11,580,000 shares of Common Stock of IAJ LBO that were acquired by Shousaku Kotaoka from a loan default by IAJ LBO, (3) 2,200,000 shares of Common Stock acquired from IAJ LBO, 5,000,000 shares of Common Stock acquired from IAJ LBO, 1,333,333 shares of Common Stock acquired from PBAA and 2,100,000 shares acquired from Terra Firma by RXR Cross Border Investment Un on April 15, 2010 related to loan defaults and (iv) 10,000,000 shares of Common Stock acquired by Miyako Tokai on April 15, 2010.

Other

     The Reporting Persons may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Persons have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Persons do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

IAJ LBO Fund

     (a) As of May 31, 2010, IAJ LBO Fund beneficially owned 0 shares of Common Stock, representing approximately 0% of the outstanding Common Stock.

     (b) As of May 31, 2010, Mr. Isobe, as President of IAJ, which is also the general partner of IAJ LBO Fund, as the sole common shareholder of PBAA and in his capacity with Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), as the investment manager for PBAA, as the sole common shareholder of Terra Firma and IA Turkey and in his capacity with IA Management, as the investment manager of Terra Firma and IA Turkey, and in his individual capacity, had sole voting and dispositive power with respect to 41,464,966 shares of Common Stock.

     (c) IAJ LBO Fund sold within the 60 days prior to the filing of this
Schedule 13D (i) 23,036,896 shares net of Common Stock to Minoru Yamashita on April 15, 2010 resulting from a loan default by IAJ LBO,(ii) 11,580,000 shares of Common Stock to Shousaku Kotaoka resulting from a loan default by IAJ LBO,
(iii) 5,000,000 shares of Common Stock to RXR Cross Border Investment Un resulting from a loan default by IAJ LBO and iv) 10,000,000 shares of Common Stock acquired by Miyako Tokai on April 15, 2010.

     (d) Not applicable.

     (e) Not applicable.

PBAA

     (a) As of May 31, 2010, PBAA beneficially owned 22,770,819 shares of Common Stock, representing approximately 7.5% of the outstanding Common Stock.

     (b) As of May 31, 2010, Mr. Isobe, as President of IAJ, which is also the general partner of IAJ LBO Fund, as the sole common shareholder of PBAA and in his capacity with Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), as the investment manager for PBAA, as the sole common shareholder of Terra Firma and IA Turkey and in his capacity with IA Management, as the investment manager of Terra Firma and IA Turkey, and in his individual capacity, had sole voting and dispositive power with respect to 41,464,966 shares of Common Stock.

     (c) PBAA sold within the 60 days prior to the filing of this Schedule 13D 1,333,333 shares of Common Stock to RXR Cross Border Investment Un resulting from a loan default by PBAA.

     (d) Not applicable.

     (e) Not applicable.

TERRA FIRMA

     (a) As of May 31, 2010, Terra Firma beneficially owned 11,000,000 shares of Common Stock, representing approximately 3.6% of the outstanding Common Stock.

     (b) As of May 31, 2010, Mr. Isobe, as President of IAJ, which is also the general partner of IAJ LBO Fund, as the sole common shareholder of PBAA and in his capacity with Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), as the investment manager for PBAA, as the sole common shareholder of Terra Firma and IA Turkey and in his capacity with IA Management, as the investment manager of Terra Firma and IA Turkey, and in his individual capacity, had sole voting and dispositive power with respect to 41,464,966 shares of Common Stock.

     (c) Terra Firma sold within the 60 days prior to the filing of this
Schedule 13D 2,100,000 shares of Common Stock to RXR Cross Border Investment Un resulting from a loan default by Terra Firma.

     (d) Not applicable.

     (e) Not applicable.

IA TURKEY EQUITY PORTFOLIO LTD

     (a) As of May 31, 2010, IA Turkey beneficially owned 2,500,000 shares of Common Stock, representing approximately .8% of the outstanding Common Stock.

     (b) As of May 31, 2010, Mr. Isobe, as President of IAJ, which is also the general partner of IAJ LBO Fund, as the sole common shareholder of PBAA and in his capacity with Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), as the investment manager for PBAA, as the sole common shareholder of Terra Firma and IA Turkey and in his capacity with IA Management, as the investment manager of Terra Firma and IA Turkey, and in his individual capacity, had sole voting and dispositive power with respect to 41,464,966 shares of Common Stock.

     (c) IA Turkey has not effected any transactions in Common Stock within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

IAJ

     (a) As of May 31, 2010, IAJ beneficially owned 0 shares of Common Stock, representing approximately .0% of the outstanding Common Stock.

     (b) As of May 31, 2010, Mr. Isobe, as President of IAJ, which is also the general partner of IAJ LBO Fund, as the sole common shareholder of PBAA and in his capacity with Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), as the investment manager for PBAA, as the sole common shareholder of Terra Firma and IA Turkey and in his capacity with IA Management, as the investment manager of Terra Firma and IA Turkey, and in his individual capacity, had sole voting and dispositive power with respect to 41,464,966 shares of Common Stock.

     (c) IAJ has sold within the 60 days prior to the filing of this Schedule 13D 2,200,000 shares of Common Stock to RXR Cross Border Investment Un resulting from a loan default by IAJ.

     (d) Not applicable.

     (e) Not applicable.

Mr. Isobe

     (a) As of May 31, 2010, Mr. Isobe individually owned 5,194,147 shares of Common Stock. Mr. Isobe has investment and signing authority for (a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IA Turkey and (e) IAJ. These shares of Common Stock individually owned by Mr. Isobe represent approximately 1.8% of the outstanding Common Stock of the Issuer.

     (b) As of May 31, 2010, Mr. Isobe, as President of IAJ, which is also the general partner of IAJ LBO Fund, as the sole common shareholder of PBAA and in his capacity with Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), as the investment manager for PBAA, as the sole common shareholder of Terra Firma and IA Turkey and in his capacity with IA Management, as the investment manager of Terra Firma and IA Turkey, and in his individual capacity, had sole voting and dispositive power with respect to 41,464,966 shares of Common Stock.

     (c) Mr. Isobe has not effected any transactions in Common Stock within the 60 days prior to the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Non applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2010

                   INTER ASSET JAPAN LBO NO. 1 FUND

                   By:   Inter Asset Japan Co Ltd., its General Partner

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   President

                   PBAA FUND LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director

                   TERRA FIRMA FUND LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director

                   IA TURKEY EQUITY PORTFOLIO LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director

                   INTER ASSET JAPAN CO LTD.

                   By:   Inter Asset Japan Co Ltd.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   President

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)